## Mellon Institutional Funds Master Portfolio

## The Boston Company International Core Equity Portfolio

## Schedule of Investments - December 31, 2005 (Unaudited)

| Security | Shares | Value |
|---|---:|---:|
| **UNAFFILIATED INVESTMENTS - 96.0%** | | |
| **EQUITY - 94.8%** | | |
| | | |
| **Australia - 4.7%** | | |
| Caltex Australia Ltd. | 302,900 | $ 4,304,619 |
| Foster's Group Ltd. | 384,900 | 1,574,939 |
| Macquarie Bank Ltd. | 110,800 | 5,537,163 |
| Oil Search Ltd. | 981,800 | 2,656,630 |
| Pacific Brands Ltd. | 751,400 | 1,465,664 |
| Qantas Airways Ltd. | 930,900 | 2,757,821 |
| QBE Insurance Group Ltd. | 217,400 | 3,124,621 |
| Rinker Group Ltd. | 541,600 | 6,533,204 |
| Westpac Banking Corp. | 108,700 | 1,813,396 |
| | | 29,768,057 |
| **Austria - 1.9%** | | |
| Boehler-Uddeholm | 17,800 | 3,010,374 |
| OMV AG | 149,500 | 8,758,196 |
| | | 11,768,570 |
| **Belgium - 1.1%** | | |
| KBC Groupe | 71,200 | 6,627,458 |
| | | |
| **Denmark - 0.8%** | | |
| Novo Nordisk A/S, Class B | 92,060 | 5,179,133 |
| | | |
| **Finland - 2.2%** | | |
| Fortum Oyj | 97,300 | 1,824,048 |
| Kesko Oyj | 126,400 | 3,582,786 |
| Nokia Oyj | 279,800 | 5,116,164 |
| Rautaruukki Oyj | 143,300 | 3,485,189 |
| | | 14,008,187 |
| **France - 9.7%** | | |
| Banca Intesa Spa | 1,076,833 | 5,703,083 |
| Banque Nationale De Paris | 109,300 | 8,841,520 |
| Bouygues SA | 91,500 | 4,472,387 |
| Elior | 169,700 | 2,229,323 |
| France Telecom SA | 97,200 | 2,414,610 |
| Sanofi-Synthelabo SA | 51,600 | 4,519,076 |
| Societe Generale | 92,900 | 11,423,509 |
| Suez SA | 97,900 | 3,047,240 |
| Total SA | 31,055 | 7,799,112 |
| Vinci SA | 36,900 | 3,172,709 |
| Vivendi Universal SA | 229,900 | 7,199,413 |
| | | 60,821,982 |
| **Germany - 5.5%** | | |

| | | |
|---|---:|---:|
| Bayerische Motoren Werke AG | 37,400 | 1,639,940 |
| Continental AG | 105,100 | 9,326,451 |
| Deutsche Bank AG  Registered Shares | 44,300 | 4,293,939 |
| Deutsche Telekom AG | 134,000 | 2,232,933 |
| E.ON AG | 73,500 | 7,601,816 |
| SAP AG | 11,610 | 2,104,485 |
| Schering AG | 63,900 | 4,280,412 |
| Thyssenkrupp AG | 163,000 | 3,399,083 |
| | | 34,879,059 |
| **Greece - 1.1%** | | |
| Coca-Cola Hellenic Bottling Co. SA | 166,200 | 4,893,839 |
| National Bank of Greece | 44,600 | 1,900,228 |
| | | 6,794,067 |
| **Hong Kong - 1.7%** | | |
| Cheung Kong Holdings Ltd. | 159,000 | 1,631,448 |
| China Mobile Hong Kong Ltd. | 970,300 | 4,593,121 |
| Kerry Properties Ltd. | 757,300 | 2,007,315 |
| The Wharf(Holdings) Ltd. | 651,000 | 2,300,739 |
| | | 10,532,623 |
| **Ireland - 1.2%** | | |
| Anglo Irish Bank Corp PLC | 259,100 | 3,931,187 |
| CRH PLC | 11,800 | 346,898 |
| CRH PLC | 107,700 | 3,167,454 |
| | | 7,445,539 |
| **Italy - 1.5%** | | |
| Capitalia Spa | 805,900 | 4,663,997 |
| Eni Spa | 167,400 | 4,641,902 |
| | | 9,305,899 |
| **Japan - 22.9%** | | |
| Aeon Co., Ltd. | 116,400 | 2,960,828 |
| Astellas Pharma, Inc. | 61,000 | 2,379,176 |
| Bridgestone Corp. | 145,000 | 3,018,272 |
| Canon, Inc. | 122,400 | 7,160,929 |
| Chubu Electric Power Co., Inc. | 73,800 | 1,758,335 |
| Daiwa Securities Group | 381,000 | 4,319,120 |
| Diamond Lease Co., Ltd. | 36,600 | 1,672,664 |
| Eisai Co. Ltd. | 89,000 | 3,735,374 |
| Fujitsu Ltd. | 372,000 | 2,832,423 |
| Honda Motor Co., Ltd. | 117,400 | 6,699,186 |
| Hoya Corp. | 160,000 | 5,752,077 |
| Japan Tobacco, Inc. | 161 | 2,347,974 |
| Kobe Steel Ltd. | 1,810,000 | 5,862,472 |
| Komatsu Ltd. | 551,000 | 9,114,813 |
| Kubota Corp. | 783,000 | 6,579,218 |
| Kyowa Hakko Kogyo Co., Ltd. | 291,000 | 2,030,634 |
| Matsushita Electric Industrial Co. Ltd. | 153,000 | 2,951,289 |
| Mitsubishi Corp. | 338,500 | 7,490,970 |
| Mitsui O.S.K. Lines Ltd. | 559,000 | 4,877,149 |
| Mizuho Financial Group, Inc. | 437 | 3,468,136 |
| Nippon Steel Corp. | 2,029,000 | 7,225,538 |
| Nisshin Seifun Group, Inc. | 219,800 | 2,322,120 |

| | | |
|---|--:|--:|
| Nomura Holdings,Inc. | 109,000 | 2,088,689 |
| NTT Corp. | 1,270 | 5,771,748 |
| Sankyo Co., Ltd. | 47,200 | 2,733,390 |
| Santen Pharmaceutical Co., Ltd | 95,600 | 2,642,496 |
| Sanyo Shinpan Finance Co., Ltd. | 60,100 | 4,311,056 |
| Sumitomo Electric Industries | 273,600 | 4,154,804 |
| Sumitomo Rubber Industries, Inc. | 321,000 | 4,572,494 |
| Sumitomo Trust & Banking Co., Ltd. | 493,000 | 5,037,010 |
| Takeda Pharmaceutical Co., Ltd. | 82,000 | 4,435,815 |
| Tokyo Electron Ltd. | 31,300 | 1,966,534 |
| Toshiba Corp. | 536,000 | 3,199,457 |
| Toyo Suisan Kaisha Ltd. | 156,300 | 2,523,276 |
| Toyota Motor Corp. | 75,400 | 3,912,566 |
| | | 143,908,032 |
| **Luxembourg - 0.5%** | | |
| Arcelor | 134,400 | 3,332,357 |
| **Netherlands - 3.1%** | | |
| Buhrmann NV | 350,800 | 5,160,585 |
| Ing Groep NV CVA | 349,700 | 12,126,390 |
| Koninklijke DSM NV | 61,000 | 2,490,676 |
| | | 19,777,651 |
| **New Zealand - 0.3%** | | |
| Fletcher Building Ltd. | 358,400 | 1,845,437 |
| **Norway - 1.8%** | | |
| DNB NOR ASA | 350,200 | 3,738,513 |
| Norsk Hydro ASA | 29,100 | 2,990,036 |
| Orkla ASA | 104,400 | 4,326,459 |
| | | 11,055,008 |
| **Spain - 3.1%** | | |
| ACS Actividades | 139,900 | 4,505,205 |
| Banco Santander Central Hispano SA | 135,200 | 1,784,103 |
| Corp. Mapfre SA | 201,100 | 3,320,126 |
| Gestevision Telecinco SA | 83,700 | 2,111,937 |
| Repsol YPF SA | 186,000 | 5,430,632 |
| Union Fenosa SA | 58,100 | 2,161,169 |
| | | 19,313,172 |
| **Sweden - 2.5%** | | |
| Atlas Copco AB (a) | 93,700 | 2,088,226 |
| Ericsson LM | 773,100 | 2,657,437 |
| Nordea Bank AB | 181,100 | 1,881,209 |
| Skandinaviska Enskilda Banken AB | 186,400 | 3,837,323 |
| Volvo AB, Class B | 115,500 | 5,446,261 |
| | | 15,910,456 |
| **Switzerland - 7.1%** | | |
| Baloise Holdings | 26,230 | 1,532,313 |
| Compagnie Financiere Richemont AG | 84,000 | 3,657,178 |
| Credit Suisse Group | 205,700 | 10,490,105 |
| Logitech International SA | 90,100 | 4,234,796 |
| Nestle SA | 22,220 | 6,646,719 |

| | | | | |
|---|---|---|---|---:|
| Novartis AG | | | 86,340 | 4,537,812 |
| Sulzer AG | | | 9,430 | 4,995,646 |
| UBS AG Registered Shares | | | 25,240 | 2,403,352 |
| Zurich Financial Services AG (a) | | | 30,190 | 6,434,160 |
| | | | | 44,932,081 |
| **United Kingdom - 22.1%** | | | | |
| Alliance Unichem PLC | | | 205,900 | 2,835,284 |
| AstraZeneca PLC | | | 162,600 | 7,912,841 |
| Aviva PLC | | | 509,800 | 6,182,554 |
| Barclays PLC | | | 526,290 | 5,531,530 |
| Barratt Developments PLC | | | 283,400 | 4,806,796 |
| BHP Billition PLC | | | 267,300 | 4,365,891 |
| BP PLC | | | 1,101,000 | 11,723,490 |
| British Airways PLC (a) | | | 544,300 | 3,127,258 |
| British American Tobacco PLC | | | 273,700 | 6,120,644 |
| BT Group PLC | | | 854,300 | 3,273,460 |
| Diageo PLC | | | 188,500 | 2,731,871 |
| Enterprise Inns PLC | | | 276,300 | 4,458,232 |
| GlaxoSmithKline PLC | | | 86,900 | 2,195,940 |
| Greene King PLC | | | 190,300 | 2,430,604 |
| HBOS PLC | | | 583,500 | 9,967,105 |
| Inchcape PLC | | | 123,016 | 4,826,873 |
| International Power PLC | | | 752,400 | 3,099,797 |
| Kelda Group PLC | | | 342,300 | 4,557,501 |
| National Grid PLC | | | 311,100 | 3,042,352 |
| Old Mutual PLC | | | 2,395,400 | 6,788,634 |
| Royal Bank of Scotland Group PLC | | | 127,685 | 3,854,748 |
| Royal Dutch Shell PLC | | | 174,400 | 5,313,051 |
| Royal Dutch Shell PLC | | | 25,000 | 799,033 |
| Sage Group PLC | | | 652,700 | 2,896,758 |
| Schroders PLC | | | 106,700 | 1,743,681 |
| Standard Chartered PLC | | | 100,000 | 2,227,659 |
| Tullow Oil PLC | | | 503,400 | 2,338,061 |
| Vodafone Group PLC | | | 4,820,000 | 10,405,662 |
| Wolseley PLC | | | 206,100 | 4,343,032 |
| Xstrata PLC | | | 214,700 | 5,022,846 |
| | | | | 138,923,188 |
| **Total Equities (Cost $533,267,194)** | | | | 596,127,956 |
| | | | | |
| **PREFERRED STOCKS - 0.9%** | | | | |
| Fresenius AG | | | 16,200 | 2,198,150 |
| Henkel KGaA | | | 34,900 | 3,510,857 |
| Total Preferred Stocks (Cost $5,213,329) | | | | 5,709,007 |

| | Rate | Maturity | Par Value | |
|---|---|---|---|---:|
| **SHORT-TERM INVESTMENTS - 0.3%** | | | | |
| **U.S. Government - 0.3%** | | | | |
| U.S. Treasury Bill (b) (c) (Cost $1,785,574) | 3.82% | 3/16/2006 | 1,800,000 | 1,785,922 |
| **TOTAL UNAFFILIATED INVESTMENTS  (Cost $540,266,097)** | | | | 603,622,885 |
| | | | | |
| **AFFILIATED INVESTMENTS - 4.1%** | | | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (d) (e)(Cost $25,909,393) | 4.06% | | 25,909,393 | 25,909,393 |

| | | |
|---|---|---|
| **TOTAL INVESTMENTS- 100.1% (Cost $566,175,490)** | | 629,532,278 |
| **LIABILITIES IN EXCESS OF OTHER ASSETS - (0.1%)** | | 48,026 |
| **NET ASSETS-100%** | $ | 629,580,304 |

**Notes to Schedule of Investments:**
(a) Non-income producing security
(b) Denotes all or part of security segregated as collateral for futures transactions.
(c) Rate noted is yield to maturity.
(d) Affiliated institutional money market fund.
(e) Stated rate is the seven day yield for the fund at year end.


At December 31, 2005 the Portfolio held the following futures contracts:

| Contract | Position | Expiration Date | Underlying Face Amount at Value | Unrealized Gain/Loss |
|---|---|---|---|---|
| MSCI Pan-Euro (498 Contracts) | Long | 3/14/2006 | $ 12,402,976 | $ (86,936) |
| Topix Futures (31 Contracts) | Long | 3/31/2006 | 4,319,866 | (9,993) |
| | | | | $ (96,929) |

| Security Description | Shares | Value |
|---|---:|---:|
| **UNAFFILIATED INVESTMENTS- 93.4%** | | |
| **EQUITIES - 92.0%** | | |
| **Australia - 3.2%** | | |
| Caltex Australia Ltd. | 166,970 | $ 2,372,870 |
| Cochlear Ltd. | 108,410 | 3,635,400 |
| Downer EDI Ltd | 613,300 | 3,229,082 |
| Oil Search Ltd. | 1,400,950 | 3,790,798 |
| Oxiana Ltd. (a) | 3,408,700 | 4,349,304 |
| Pacific Brands Ltd. | 1,201,700 | 2,344,010 |
| Perpetual Trustees Australia Ltd. | 41,430 | 2,065,882 |
| Record Investments Ltd. | 426,600 | 2,546,402 |
| Sims Group Limited | 159,330 | 2,051,652 |
| | | 26,385,400 |
| | | |
| **Austria - 0.7%** | | |
| Boehler-Uddeholm | 31,910 | 5,396,688 |
| | | |
| **Belgium - 0.7%** | | |
| Cofinimmo | 14,600 | 2,310,216 |
| NV Union Miniere SA | 29,960 | 3,531,583 |
| | | 5,841,799 |
| | | |
| **Canada - 6.8%** | | |
| Astral Media, Inc. | 94,600 | 2,492,728 |
| Ensign Resource Service Group, Inc. | 146,000 | 5,891,228 |
| Gildan Activewear, Inc. (a) | 107,500 | 4,622,463 |
| Home Capital Group, Inc. | 201,700 | 6,027,756 |
| Inmet Mining Corp. | 306,600 | 7,778,380 |
| IPSCO, Inc. | 84,600 | 7,036,176 |
| Kingsway Financial Services Inc. | 173,500 | 3,506,407 |
| Northbridge Financial | 196,000 | 5,899,553 |
| Trican Well Service Ltd. (a) | 258,400 | 12,444,444 |
| | | 55,699,135 |
| | | |
| **Denmark - 1.2%** | | |
| Bang & Olufsen A/S | 25,900 | 2,663,450 |
| GN Store Nord A/S | 266,700 | 3,491,779 |
| Jyske Bank A/S (a) | 72,600 | 3,565,883 |

|  |  |  |
|---|---:|---:|
|  |  | 9,721,112 |
|  |  |  |
| **Finland - 1.7%** |  |  |
| Kesko Oyj | 92,900 | 2,633,234 |
| OKO Bank (OKO Osuuspankkien Keskuspankki Oyi) | 118,800 | 1,667,514 |
| Rautaruukki Oyj | 223,300 | 5,430,863 |
| YIT-Yhtyma Oyj | 96,000 | 4,104,946 |
|  |  | 13,836,557 |
|  |  |  |
| **France - 8.4%** |  |  |
| Alten (a) | 127,420 | 3,815,280 |
| April Group | 60,360 | 2,493,118 |
| Ciments Francais | 24,750 | 3,216,220 |
| Clarins | 56,734 | 3,145,709 |
| CNP Assurances | 37,340 | 2,943,180 |
| Eiffage | 50,413 | 5,447,304 |
| Elior | 290,000 | 3,809,687 |
| Euler Hermes SA | 60,860 | 5,488,519 |
| Generale de Sante | 101,760 | 3,504,599 |
| Iliad SA | 76,100 | 4,710,366 |
| Imerys SA | 35,960 | 2,600,334 |
| Legardere SCA | 39,740 | 3,057,099 |
| Natexis Banques Populaires | 26,800 | 4,462,694 |
| Nexans SA | 50,530 | 2,399,864 |
| Publicis Groupe | 63,800 | 2,219,915 |
| SR Teleperformance | 87,350 | 2,729,198 |
| Vallourec | 11,650 | 6,411,315 |
| Vinci SA | 50,440 | 4,336,896 |
| Zodiac SA | 39,700 | 2,548,934 |
|  |  | 69,340,231 |
|  |  |  |
| **Germany - 4.6%** |  |  |
| Continental AG | 64,440 | 5,718,330 |
| Deutsche Boerse AG | 47,270 | 4,842,517 |
| Deutsche Postbank AG | 38,290 | 2,220,495 |
| Hypo Real Estate Holding | 50,890 | 2,648,841 |
| Leoni AG | 94,390 | 3,008,366 |
| Man AG | 63,200 | 3,371,858 |
| Mobilcom AG | 146,630 | 3,227,781 |
| MPC Capital AG | 26,800 | 2,087,031 |
| Software AG | 65,860 | 3,207,450 |
| Stada Arzneimittel AG | 70,160 | 2,295,900 |
| Vivacon AG (a) | 69,200 | 2,341,470 |
| Wincor Nixdorf AG | 23,220 | 2,455,965 |
|  |  | 37,426,004 |

**Hong Kong - 3.1%**

| | | |
|---|---:|---:|
| China Overseas Land & Investment Ltd. | 9,966,000 | 4,274,136 |
| Hengan International Group Co., Ltd. | 4,347,400 | 4,934,556 |
| Kerry Properties Ltd. | 1,036,700 | 2,747,899 |
| Orient Overseas International Ltd. | 699,700 | 2,373,578 |
| Skyworth Digital Holdings Ltd. (b) | 2,962,000 | 382,051 |
| Solomon Systech International | 10,338,900 | 4,300,707 |
| Television Broadcasts Ltd. | 406,000 | 2,157,541 |
| Wing Hang Bank Ltd. | 325,900 | 2,345,602 |
| Xinao Gas Holdings Ltd. | 2,734,200 | 2,168,908 |
| | | 25,684,978 |

**Ireland - 1.2%**

| | | |
|---|---:|---:|
| C & C Group PLC | 734,300 | 4,692,838 |
| Fyffes PLC | 835,900 | 2,275,362 |
| Grafton Group PLC (a) | 258,370 | 2,813,184 |
| | | 9,781,384 |

**Italy - 3.6%**

| | | |
|---|---:|---:|
| Banca Popolare di Milano Scarl (BPM) | 315,300 | 3,453,573 |
| Banco Popolare di Verona e Novara | 212,360 | 4,295,197 |
| Davide Campari-Milano Spa | 300,350 | 2,221,651 |
| Erg Spa | 245,880 | 5,918,919 |
| Fondiaria-Sai Spa | 103,340 | 3,402,466 |
| Milano Assicurazioni Spa | 608,650 | 4,159,948 |
| Pirelli & C Real Estate | 39,820 | 2,177,266 |
| Recordati Spa | 279,240 | 1,923,397 |
| Terna Spa | 894,500 | 2,207,266 |
| | | 29,759,683 |

**Japan - 21.8%**

| | | |
|---|---:|---:|
| Arrk Corp. | 39,200 | 2,891,640 |
| Asahi Pretec Corp. | 116,300 | 2,820,231 |
| Cosmo Oil Co., Ltd. | 457,000 | 2,286,162 |
| Dainippon Screen Manufacturing Co., Ltd. | 413,900 | 3,463,789 |
| Fancl Corp. (a) | 45,400 | 2,428,981 |
| Futaba Industrial Co., Ltd. | 98,700 | 2,368,331 |
| Hitachi Construction Machinery Co., Ltd. | 169,600 | 3,954,553 |
| Hitachi High-Technologies Corp. | 159,200 | 3,982,025 |
| Izumi Co. Ltdronics, Inc. | 129,800 | 4,435,255 |
| Japan Aviation Electronics Industry Ltd. | 185,000 | 2,603,866 |
| Joint Corp. | 119,400 | 4,130,507 |
| Jtekt Corporation | 197,000 | 3,666,398 |
| Keihin Corp. | 295,800 | 7,574,326 |
| Kenedix, Inc. | 1,027 | 6,469,908 |

| | | |
|---|---:|---:|
| Koito Manufacturing Co. | 360,000 | 5,530,948 |
| Kyowa Exeo Corp. | 414,000 | 5,409,310 |
| Makino Milling Machine Co., Ltd. | 255,000 | 2,810,751 |
| Makita Corp. | 105,300 | 2,589,198 |
| Mitsubishi Gas Chemical Co., Inc. | 957,800 | 9,055,003 |
| Nachi-Fujikoshi Corp. | 652,000 | 3,482,788 |
| Nippon Shokubai Ltd. | 696,000 | 7,878,243 |
| Nisshin Seifun Group, Inc. | 269,600 | 2,848,241 |
| Nisshin Steel Co., Ltd. | 1,720,900 | 5,559,292 |
| NTN Corp. | 361,000 | 2,852,739 |
| OSG Corp. | 225,800 | 4,681,033 |
| Otsuka Corp. | 50,400 | 5,559,641 |
| Ricoh Leasing Co., Ltd. | 174,900 | 4,982,737 |
| Ryohin Keikaku | 64,900 | 5,662,379 |
| Santen Pharmaceutical Co., Ltd | 167,200 | 4,621,604 |
| Sanyo Shinpan Finance Co., Ltd. | 60,600 | 4,346,922 |
| Sodick Co., Ltd. (a) | 152,400 | 2,700,661 |
| Sumisho Lease Co., Ltd. | 119,300 | 6,099,534 |
| Sumitomo Rubber Industries, Inc. | 416,000 | 5,925,725 |
| Suruga Bank Ltd. | 192,000 | 2,420,756 |
| Sysmex Corp. | 153,200 | 5,845,345 |
| Toshiba Machine Co., Ltd. | 480,000 | 4,749,534 |
| Tsumura & Co. | 108,000 | 2,985,247 |
| Tsuruha Holdings, Inc. | 86,700 | 3,984,348 |
| Ulvac, Inc. | 99,900 | 3,091,699 |
| Urban Corp. | 71,200 | 7,691,097 |
| Yaskawa Electric Corp. (a) | 249,000 | 2,512,379 |
| | | 178,953,126 |

**Netherlands - 4.3%**

| | | |
|---|---:|---:|
| Aalberts Industries NV | 73,420 | 3,897,132 |
| ASM International NV (a) | 106,380 | 1,785,272 |
| Axalto Holding NV (a) | 79,090 | 2,179,078 |
| Buhrmann NV | 295,950 | 4,353,692 |
| Fugro N.V. | 73,500 | 2,359,964 |
| Koninklijke BAM Groep NV | 65,350 | 5,483,528 |
| Koninklijke DSM NV | 100,500 | 4,103,490 |
| SBM Offshore NV | 37,740 | 3,048,406 |
| Stork NV | 88,600 | 3,784,329 |
| Univar NV | 54,800 | 2,140,241 |
| Wolters Kluwer NV | 107,970 | 2,182,525 |
| | | 35,317,657 |

**Norway - 0.9%**

| | | |
|---|---:|---:|
| Aker Yards AS | 51,400 | 2,469,212 |
| Tandberg Television ASA (a) | 395,300 | 5,231,007 |
| | | 7,700,219 |

**Portugal - 0.3%**

| | | |
|---|---|---|
| Banco BPI SA | 579,850 | 2,648,935 |

**Singapore - 0.9%**

| | | |
|---|---|---|
| First Engineering Ltd. | 1,015,000 | 671,498 |
| Jurong Technologies Industrial | 3,557,300 | 3,872,444 |
| MobileOne Ltd. | 1,949,600 | 2,485,807 |
| | | 7,029,749 |

**South Korea - 3.0%**

| | | |
|---|---|---|
| Dongbu Insurance Co., Ltd. | 255,900 | 5,194,714 |
| Honam Petrochemical Corp. | 49,500 | 2,456,820 |
| Hyundai Department Store Co., Ltd. | 39,200 | 3,330,872 |
| Hyundai Development Co. | 61,200 | 2,782,370 |
| Hyundai Mipo Dockyard | 59,000 | 3,590,133 |
| Intops Co., Ltd. | 96,600 | 3,269,863 |
| Pusan Bank | 274,600 | 3,611,723 |
| | | 24,236,495 |

**Spain - 2.9%**

| | | |
|---|---|---|
| ACS Actividades | 152,270 | 4,903,556 |
| Banco Sabadell SA | 152,360 | 3,995,848 |
| Enagas | 174,090 | 3,255,361 |
| Fadesa Immobiliaria SA | 124,260 | 4,094,198 |
| Immobiliaria Urbis SA | 281,810 | 5,172,928 |
| Indra Sistemas SA | 118,790 | 2,321,107 |
| | | 23,742,998 |

**Sweden - 1.9%**

| | | |
|---|---|---|
| Elekta AB | 484,077 | 7,192,189 |
| Eniro AB | 181,000 | 2,278,994 |
| Nobia AB | 182,800 | 3,705,670 |
| WM-data AB | 871,000 | 2,785,586 |
| | | 15,962,439 |

**Switzerland - 4.2%**

| | | |
|---|---|---|
| Actelion NV (a) | 26,800 | 2,217,354 |
| Banque Cantonale Vaudoise (BCV) | 10,700 | 3,078,551 |
| Barry Callebaut AG (a) | 14,700 | 4,794,451 |
| Charles Voegele Holding AG | 35,900 | 2,718,869 |
| Geberit AG | 3,140 | 2,485,614 |

| | | |
|---|---:|---:|
| Logitech International SA (a) | 87,890 | 4,130,924 |
| Micronas Semiconductor Holdings (a) | 62,740 | 2,077,325 |
| Rieter Holding AG | 6,460 | 1,917,643 |
| Sika AG (a) | 5,500 | 4,563,099 |
| Sulzer AG | 5,500 | 2,913,685 |
| Syngenta AG (a) | 31,250 | 3,889,005 |
| | | 34,786,520 |

**Ukraine - 0.4%**

| | | |
|---|---:|---:|
| Michael Page International PLC | 663,500 | 3,081,652 |

**United Kingdom - 16.2%**

| | | |
|---|---:|---:|
| Admiral Group PLC | 284,600 | 2,227,539 |
| Alliance Unichem PLC | 209,500 | 2,884,857 |
| Barratt Developments PLC | 176,020 | 2,985,506 |
| British Airways PLC (a) | 543,900 | 3,124,960 |
| BSS Group Plc | 416,100 | 2,276,165 |
| Burren Energy PLC | 238,900 | 3,747,917 |
| Carillion PLC | 611,860 | 3,220,716 |
| Charter PLC (a) | 375,010 | 3,612,516 |
| Chemring Group PLC | 192,300 | 2,428,031 |
| Close Brothers Group PLC | 309,760 | 4,835,606 |
| CSR PLC (a) | 322,100 | 5,186,155 |
| EMAP PLC | 226,600 | 3,363,951 |
| Enterprise Inns PLC | 275,800 | 4,450,164 |
| First Choice Holidays PLC | 1,106,014 | 4,756,413 |
| Greene King Plc | 267,923 | 3,422,043 |
| iSOFT Group PLC | 283,156 | 1,897,194 |
| Inchcape PLC | 101,500 | 3,982,633 |
| Informa PLC | 487,100 | 3,634,432 |
| International Power PLC | 826,200 | 3,403,844 |
| Kelda Group PLC | 175,590 | 2,337,866 |
| Kier Group PLC | 207,310 | 4,243,714 |
| Laird Group Plc | 323,480 | 2,337,091 |
| Morgan Sindall PLC | 217,400 | 3,476,065 |
| Northgate Information Solutions PLC (a) | 1,396,430 | 2,053,829 |
| Persimmon PLC | 150,810 | 3,263,546 |
| Restaurant Group PLC | 1,147,180 | 2,999,536 |
| Rexam PLC | 229,680 | 2,007,085 |
| Schroders PLC | 195,550 | 3,195,659 |
| SIG PLC | 322,730 | 4,052,669 |
| Speedy Hire PLC | 302,430 | 4,325,796 |
| Sportingbet PLC | 524,650 | 3,100,098 |
| The Carphone Warehouse PLC | 1,176,930 | 5,608,017 |
| Tullow Oil PLC | 967,970 | 4,495,775 |
| Ultra Electronics Holdings | 176,020 | 3,003,673 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Victrex PLC | | | | | 306,790 | 3,514,749 |
| Viridian Group PLC | | | | | 230,365 | 3,544,670 |
| WH Smith PLC | | | | | 373,790 | 2,793,807 |
| Wincanton PLC | | | | | 444,300 | 2,598,569 |
| Wolverhampton & Dudley Brew PLC | | | | | 127,800 | 2,791,988 |
| Yell Group PLC | | | | | 214,680 | 1,981,254 |
| | | | | | | 133,166,098 |
| **Total Equities (Cost $577,746,993)** | | | | | | 755,498,859 |

**PREFERRED STOCKS - 1.3%**

| | | | | | | |
|---|---|---|---|---|---|---|
| Fresenius AG | | | | | 24,100 | 3,270,087 |
| Henkel KGaA | | | | | 47,100 | 4,738,142 |
| Rheinmetall AG NPV | | | | | 42,340 | 2,668,834 |
| **TOTAL PREFERRED STOCKS (Cost $8,856,510)** | | | | | | 10,677,063 |

| | Rate | Maturity | Par Value | |
|---|---|---|---|---|
| **SHORT-TERM INVESTMENTS - 0.1%** | | | | |
| **U.S. Government- 0.1%** | | | | |
| U.S. Treasury Bill (c) (d) (Cost $793,628) | 3.82% | 3/16/2006 | 800,000 | 793,743 |
| **TOTAL UNAFFILIATED INVESTMENTS - (Cost $587,397,131)** | | | | 766,969,665 |

| | | Shares | |
|---|---|---|---|
| **AFFILIATED INVESTMENTS - 5.6%** | | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (e) (f) (Cost $45,709,749) | 4.03% | 45,709,749 | 45,709,749 |

| | |
|---|---|
| **TOTAL INVESTMENTS - 99.0% (Cost $633,106,880)** | 812,679,414 |
| **Assets in excess of Liabilities - 1.0%** | 8,584,323 |
| **NET ASSETS-100%** | $ 821,263,737 |

**Notes to Schedule of Investments:**
(a) Non-income producing security
(b) Security valued at fair value using methods determined in good faith by or or under the direction of the Board of Trustees.
(c) Denotes all or part of security segregated as collateral.
(d) Rate noted is yield to maturity.
(e) Affiliated institutional money market fund.
(f) Stated rate is the seven day yield for the fund at year end.


At December 31, 2005 the Portfolio held the following futures contracts:

| Contract | Position | Expiration Date | Underlying Face Amount at Value | Unrealized Gain |
|---|---|---|---|---|
| MSCI Pan-Euro (1250 contracts) | Long | 3/14/2006 | $ 31,284,622 | $ 70,611 |
| Topix Futures (80 contracts) | Long | 3/10/2006 | 11,000,402 | 126,531 |
| | | | | $ 197,142 |

**Schedule of Investments - December 31, 2005 (Unaudited)**

| Security Description | Shares | | Value |
|---|---:|---|---:|
| **UNAFFILIATED INVESTMENTS - 102.2%** | | | |
| **EQUITIES - 97.0%** | | | |
| **Basic Materials - 4.1%** | | | |
| Compass Minerals International, Inc. | 51,200 | $ | 1,256,448 |
| FMC Corp. (b) | 34,300 | | 1,823,731 |
| Georgia Gulf Corp. | 77,600 | | 2,360,592 |
| Glatfelter | 51,200 | | 726,528 |
| Lesco, Inc. (b) | 34,000 | | 518,840 |
| NN, Inc. | 69,000 | | 731,400 |
| RTI International Metals Inc. (b) | 50,600 | | 1,920,270 |
| Wausau Paper Corp. | 62,600 | | 741,810 |
| | | | 10,079,619 |
| | | | |
| **Consumer Discretionary - 10.9%** | | | |
| Aztar Corp. (b) | 73,400 | | 2,230,626 |
| Big 5 Sporting Goods Corp. | 77,100 | | 1,687,719 |
| Charming Shoppes, Inc. (b) | 160,700 | | 2,121,240 |
| Entercom Communications Corp. (b) | 59,300 | | 1,759,431 |
| Journal Communications, Inc. | 85,000 | | 1,185,750 |
| Keystone Automotive Industries, Inc. (b) | 40,500 | | 1,274,940 |
| Matthews International Corp., Class A | 34,800 | | 1,267,068 |
| Regis Corp. | 50,100 | | 1,932,357 |
| Ruby Tuesday | 72,400 | | 1,874,436 |
| The Reader's Digest Association (a) | 107,400 | | 1,634,628 |
| Toro Co. | 36,400 | | 1,593,228 |
| Tuesday Morning Corp. | 44,200 | | 924,664 |
| Tupperware Brands Corp. | 103,700 | | 2,322,880 |
| Wabtec Corp. | 63,800 | | 1,716,220 |
| Winnebago Industries, Inc. (a) | 56,600 | | 1,883,648 |
| Zale Corp (b) | 40,800 | | 1,026,120 |
| | | | 26,434,955 |
| | | | |
| **Consumer Staples - 4.7%** | | | |
| BJ'S Wholesale Club Inc (b) | 56,700 | | 1,676,052 |
| Del Monte Foods Company | 107,500 | | 1,121,225 |
| J & J Snack Food Corp. | 13,900 | | 825,799 |
| Lance, Inc. | 50,100 | | 933,363 |
| Performance Food Group Co. (b) | 53,600 | | 1,520,632 |
| Ralcorp Holdings, Inc. | 85,900 | | 3,428,269 |
| Schweitzer-Mauduit International, Inc. | 41,300 | | 1,023,414 |
| The Boston Beer Co., Inc. (b) | 38,600 | | 965,000 |
| | | | 11,493,754 |
| | | | |
| **Energy - 6.3%** | | | |
| Dril-Quip, Inc. (b) | 24,800 | | 1,170,560 |
| Foundation Coal Holdings Inc | 46,800 | | 1,778,400 |
| Oil States International, Inc. (b) | 77,900 | | 2,467,872 |

| | | |
|---|---:|---:|
| Tetra Technologies (b) | 95,200 | 2,905,504 |
| Unit Corp. (b) | 33,600 | 1,849,008 |
| Universal Compression Holdings Inc (b) | 54,000 | 2,220,480 |
| Veritas DGC, Inc. (b) | 84,600 | 3,002,454 |
| | | 15,394,278 |

**Financial - 21.3%**

| | | |
|---|---:|---:|
| Alabama National Bancorp/Del | 17,000 | 1,100,920 |
| Alexandria Real Estate Equities, Inc. | 22,100 | 1,779,050 |
| American Equity Investment Life Holding Co. (a) | 43,700 | 570,285 |
| American Financial Realty Trust REIT | 95,400 | 1,144,800 |
| Aspen Insurance Holdings Ltd | 104,300 | 2,468,781 |
| Assured Guaranty Ltd | 89,400 | 2,269,866 |
| BankAtlantic Bancorp, Inc. | 63,500 | 889,000 |
| Capital Trust, Inc., Class A REIT | 44,700 | 1,308,816 |
| Crescent Real Estate Equities Co. REIT | 86,000 | 1,704,520 |
| Education Realty Trust, Inc. REIT | 86,900 | 1,120,141 |
| Financial Federal Corp. (a) | 60,300 | 2,680,335 |
| First Potomac Realty Trust REIT | 53,100 | 1,412,460 |
| First Republic Bank | 46,000 | 1,702,460 |
| Horace Mann Educators Corp. | 77,200 | 1,463,712 |
| Innkeepers USA Trust REIT | 111,800 | 1,788,800 |
| Investors Financial Services Corp. (a) | 29,900 | 1,101,217 |
| Jones Lang Lasalle | 45,700 | 2,300,995 |
| Knight Capital Group, Inc. (b) | 273,300 | 2,702,937 |
| Lasalle Hotel Properties | 42,900 | 1,575,288 |
| Lexington Corporate Properties Trust REIT | 109,900 | 2,340,870 |
| Mission West Properties REIT | 95,200 | 927,248 |
| Phoenix Companies, Inc. | 105,600 | 1,440,384 |
| Piper Jaffray Companies, Inc. (b) | 51,100 | 2,064,440 |
| Provident Bankshares Corp. | 35,200 | 1,188,704 |
| Raymond James Financial, Inc. | 78,400 | 2,953,328 |
| Redwood Trust, Inc. REIT | 29,500 | 1,217,170 |
| Santander BanCorp (a) | 27,800 | 698,336 |
| Scottish Annuity & Life Holding (a) | 72,800 | 1,787,240 |
| Sterling Bancshares, Inc. | 71,600 | 1,105,504 |
| Sterling Financial Corp. | 42,500 | 1,061,650 |
| Strategic Hotel Capital, Inc. REIT | 69,600 | 1,432,368 |
| Triad Guaranty, Inc. (b) | 56,200 | 2,472,238 |
| | | 51,773,863 |

**Health Care - 8.4%**

| | | |
|---|---:|---:|
| Amedisys, Inc. (a) (b) | 80,400 | 3,396,096 |
| Andrx Corp. (b) | 106,300 | 1,750,761 |
| Chattem, Inc. (b) | 20,800 | 756,912 |
| Ista Pharmaceuticals, Inc. (a) (b) | 173,000 | 1,100,280 |
| Kindred Healthcare, Inc. (b) | 71,200 | 1,834,112 |
| Magellan Health Services, Inc. (b) | 40,000 | 1,258,000 |
| Omnicell Inc. (a) (b) | 92,100 | 1,100,595 |
| Option Care, Inc. (a) | 180,200 | 2,407,472 |
| Orchid Cellmark, Inc. (b) | 137,200 | 1,042,720 |
| Pediatrix Medical Group, Inc. (b) | 26,400 | 2,338,248 |

| | | |
|---|---:|---:|
| Res-Care Inc. (a) (b) | 122,800 | 2,133,036 |
| Sierra Health Services (b) | 17,500 | 1,399,300 |
| | | 20,517,532 |

**Industrial - 23.5%**

| | | |
|---|---:|---:|
| AGCO Corp. (a) (b) | 121,500 | 2,013,255 |
| Adesa, Inc. | 48,000 | 1,172,160 |
| Bowne & Co., Inc. | 138,200 | 2,050,888 |
| Briggs & Stratton Corp. (a) | 66,600 | 2,583,414 |
| The Brink's Co. | 112,200 | 5,375,502 |
| Casella Waste Systems, Inc. (b) | 90,700 | 1,160,053 |
| Central Parking Corp. (a) | 111,700 | 1,532,524 |
| CIRCOR International, Inc. | 48,500 | 1,244,510 |
| Comfort Systems USA Inc. (a) | 94,700 | 871,240 |
| Consolidated Graphics, Inc. (b) | 29,500 | 1,396,530 |
| Courier Corp. | 25,200 | 865,368 |
| Duratek, Inc. (b) | 117,700 | 1,757,261 |
| Electro Rent Corporation | 51,300 | 764,883 |
| Esterline Technologies Corp. (b) | 83,500 | 3,105,365 |
| GSI Group Inc. (b) | 175,400 | 1,904,844 |
| Granite Construction, Inc. | 75,800 | 2,721,978 |
| Herley Industries, Inc. (b) | 94,600 | 1,561,846 |
| Insituform Technologies, Inc. (b) | 66,100 | 1,280,357 |
| Labor Ready (b) | 81,600 | 1,698,912 |
| Laidlaw International, Inc. | 158,200 | 3,674,986 |
| LECG Corp. (b) | 106,900 | 1,857,922 |
| McGrath Rentcorp. | 63,000 | 1,751,400 |
| Reliance Steel & Aluminum | 40,400 | 2,469,248 |
| SI International, Inc. (b) | 33,800 | 1,033,266 |
| Shaw Group Inc. (b) | 124,600 | 3,624,614 |
| Source Interlink Cos., Inc. (b) | 146,900 | 1,633,528 |
| Tennant Co. | 30,200 | 1,570,400 |
| United Rentals. Inc. (a) (b) | 118,400 | 2,769,376 |
| Waste Connections, Inc. (a) (b) | 49,500 | 1,705,770 |
| | | 57,151,400 |

**Information Technology - 15.4%**

| | | |
|---|---:|---:|
| Avid Technology, Inc. (b) | 41,500 | 2,272,540 |
| CSG Systems International , Inc. (b) | 75,700 | 1,689,624 |
| Cabot Microelectronics (a) (b) | 36,200 | 1,061,746 |
| Carrier Access Corp. (b) | 167,100 | 825,474 |
| Comtech Telecommunications Corp. (b) | 37,600 | 1,148,304 |
| CyberOptics Corp. (b) | 52,500 | 707,700 |
| Digi International, Inc. (b) | 123,100 | 1,291,319 |
| EPIQ Systems, Inc. (b) | 60,300 | 1,117,962 |
| Electronics for Imaging, Inc. (b) | 108,900 | 2,897,829 |
| Epicor Software Corp. (b) | 175,700 | 2,482,641 |
| FEI Co. (a) (b) | 109,700 | 2,102,949 |
| Foundry Networks, Inc. (b) | 110,900 | 1,531,529 |
| Integrated Device Technology, Inc. (b) | 163,100 | 2,149,658 |
| MKS Instruments, Inc. (b) | 54,700 | 978,583 |
| NIC, Inc. (b) | 229,100 | 1,411,256 |
| Perot Systems Corp., Class A (b) | 155,400 | 2,197,356 |

| | | | | | |
|---|---|---|---|---|---|
| Phase Forward, Inc. (b) | | | | 180,000 | 1,755,000 |
| Photon Dynamics, Inc. (b) | | | | 44,800 | 818,944 |
| PLATO Learning, Inc. (b) | | | | 139,900 | 1,110,806 |
| Progress Software Corp. (b) | | | | 61,800 | 1,753,884 |
| RSA Security, Inc. (b) | | | | 98,300 | 1,103,909 |
| SafeNet, Inc. (a) (b) | | | | 47,900 | 1,543,338 |
| Sybase, Inc. (b) | | | | 79,000 | 1,726,940 |
| Symmetricom, Inc. (b) | | | | 206,100 | 1,745,667 |
| | | | | | 37,424,958 |

**Utilities - 2.4%**

| | | | | | |
|---|---|---|---|---|---|
| El Paso Electric Co. (b) | | | | 44,500 | 936,280 |
| Infrasource services Inc. (a) (b) | | | | 55,900 | 731,172 |
| PNM Resources Inc. | | | | 103,900 | 2,544,511 |
| UGI Corp. | | | | 77,600 | 1,598,560 |
| | | | | | 5,810,523 |
| TOTAL EQUITIES (Cost $216,954,919) | | | | | 236,080,882 |

| | Rate | Maturity | Par Value | |
|---|---|---|---|---|
| **SHORT-TERM INVESTMENTS - 0.1%** | | | | |
| **U.S. Government - 0.1%** | | | | |
| U.S. Treasury Bill (c) (d)  (Cost $372,036) | 3.79% | 3/16/2006 | 375,000 | 372,067 |

| | | | Shares | |
|---|---|---|---|---|
| **INVESTMENT OF CASH COLLATERAL - 5.1%** | | | | |
| BlackRock Cash Strategies L.L.C.  (e) (Cost $12,418,867) | 4.13% | | 12,418,867 | 12,418,867 |
| **TOTAL UNAFFILIATED INVESTMENTS  (Cost $229,745,829)** | | | | 248,871,816 |

| | | | | |
|---|---|---|---|---|
| **AFFILIATED INVESTMENTS - 6.5%** | | | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (e) (g) (Cost $15,817,282) | 4.03% | | 15,817,282 | 15,817,282 |

| | | |
|---|---|---|
| **TOTAL INVESTMENTS - 108.7% (Cost $245,563,104)** | | 264,689,098 |
| **LIABILITIES IN EXCESS OF OTHER ASSETS - (8.7%)** | | (21,278,686) |
| **NET ASSETS-100%** | $ | 243,410,412 |

**Notes to Schedule of Investments:**
REIT- Real Estate Investment Trust
(a) Security, or a portion of thereof, was on loan at 12/31/05.
(b) Non-income producing security
(c) Rate noted is yield to maturity.
(d) Denotes all or part of security segregated as collateral.
(e) Stated rate is the seven day yield for the fund at year end.
(g) Affiliated institutional money market fund.

At December 31, 2005 the Portfolio held the following futures contracts:

| Contract | Position | Expiration Date | Underlying Face Amount at Value | Unrealized Loss |
|---|---|---|---|---|
| Russell 2000 Index (14 Contracts) | Long | 3/17/2006 | $  4,799,100 | $    (51,063) |